Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

November 26, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Aurigene Oncology Limited (formerly known as Aurigene Discovery Technologies Limited) (“Aurigene”), a wholly owned subsidiary of the Company, has received an order from GST Appellate Authority towards tax demand including penalty. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	Office of the Appellate Joint Commissioner of State Tax, Hyderabad Rural Division, Hyderabad, 5th Floor, C.T.Complex, Nampally, Hyderabad.
Nature and details of the action(s) taken, initiated or order(s) passed	Aurigene had filed an appeal with appellate authority dated 24.05.2024 and the appeal stands dismissed seeking demand including penalty under SGST/ CGST/ IGST Act, 2017.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	Order dated 25.11.2025 was received by the Company on 25.11.2025 via an email.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	The authority has passed the order on the contention that correct tax liability was not declared while filing the annual returns of GSTR-09.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	The above order levies a penalty of Rs. 64,94,862/-. Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company.

Aurigene will evaluate filing necessary appeal with the appellate authority in this regard.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR